UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2023

Commission File Number: 000-41569

LANVIN GROUP HOLDINGS LIMITED

3701-02, Tower S2, Bund Finance Center,

600 Zhongshan Rd East No.2,

Shanghai, 200010, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Lanvin Group Achieves Record Sales in 2022, Preliminary Revenues Up 38% Year-on-Year

99.2	Preliminary FY2022 Revenues Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Yun Cheng
Name: Yun Cheng Title: Chief Executive Officer

Date: February 17, 2023